EXHIBIT 99.1

PFIZER INC.
FREQUENTLY ASKED QUESTIONS
UPCOMING OFFER TO MODIFY ELIGIBLE TOTAL SHAREHOLDER RETURN UNITS AND
ELIGIBLE PERFORMANCE SHARE AWARDS

Commencing on August 12, 2024, Pfizer Inc. (“we,” “us,” “our,” “Pfizer” or the “Company”) plans to provide Eligible Participants (as defined below) the opportunity to accept certain modifications to the 2022 and 2023 5-year Total Shareholder Return Units (“TSRUs”) and, as applicable, the 2022 and 2023 Performance Shares Awards (“PSAs”) to encourage your retention, commitment to our long-term performance and focus on our stock price recovery.

The offer to modify will be made only pursuant to the Offer to Modify Eligible Total Shareholder Return Units and Eligible Performance Share Awards (as the context requires, that document and the actions taken thereby, the “Offer” or the “Modification Offer”) and other related materials, which are expected to be made available to all Eligible Participants shortly after commencement of the Modification Offer, at no expense to such persons.

The following “Frequently Asked Questions” (“FAQs”) answer some of the questions that you may have about the upcoming Modification Offer. These FAQs do not contain all of the information that you should consider in deciding whether to participate in the upcoming Modification Offer. Before deciding whether or not to participate in the Modification Offer, we encourage you to carefully read the Modification Offer, including the Offering Memorandum (“Offering Memorandum”), and the related materials that will be made available. As individual financial and economic circumstances vary, we also encourage you to consult with your personal financial and tax advisors before deciding whether or not to participate in the Modification Offer.
For your ease of use, the FAQs have been separated into three sections:

1.Modification Offer Design

2.Administration and Timing of the Modification Offer

3.Other Important Questions

MODIFICATION OFFER DESIGN

1.What is the Modification Offer?

The Modification Offer will give Eligible Participants the opportunity to elect to modify their Eligible TSRUs and/or Eligible PSAs (collectively, the “Original Awards”). The following outstanding awards are eligible for modification pursuant to the Modification Offer:

•Eligible TSRUs. An “Eligible TSRU” is an outstanding 5-year TSRU grant that:

ois held by an Eligible Participant;

ois outstanding as of the Expiration Time and was granted as part of the 2022 annual grant cycle or during the 2023 annual grant cycle; and

owas granted under the Pfizer Inc. 2019 Stock Plan (the “2019 Plan”).

•Eligible PSAs. An “Eligible PSA” is an outstanding PSA grant that:

ois held by an Eligible Participant;

ois outstanding as of the Expiration Time and was granted as part of the 2022 annual grant cycle or during the 2023 annual grant cycle; and

owas granted under the 2019 Plan.

If you choose to participate in the upcoming Modification Offer and tender one or both Eligible TSRUs and/or one or both Eligible PSAs, as applicable, for modification, and if we accept your tendered Eligible TSRUs and/or Eligible PSAs, then your tendered Eligible TSRUs and/or Eligible PSAs will be modified to Modified Total Shareholder Return (“Modified TSRU”) and/or Modified Performance Share Awards (“Modified PSAs,” and together with the Modified TSRUs, “Modified Awards”), as applicable.

The Modification Offer is VOLUNTARY. You are not required to participate in the Modification Offer. If you do not participate in the Modification Offer, or if you make an affirmative election to decline the Modification Offer, you will retain your Eligible TSRUs and/or Eligible PSAs under the existing terms and conditions.
2.Why are we making this Offer?

Pfizer’s compensation program is designed to align the interest of employees with the long-term interests of our shareholders and is designed to attract, retain, and motivate employees to drive our business and financial performance. Pfizer’s equity-based compensation is a key component of our total compensation package. As a worldwide biopharmaceutical company, attracting, retaining, and motivating specialized talent is critical to achieving our strategic and operating goals including our goal to serve patients while increasing shareholder value.

Our stock price reached record levels during 2022 and into early 2023, largely because of our life-saving efforts during the COVID-19 pandemic. As such, the grant prices for TSRUs in 2022 and 2023 are $45.96 and $42.30, respectively. Since then, we have seen lower-than-expected COVID vaccination and treatment rates, and our stock price has declined which has affected the performance goals of outstanding TSRUs and PSAs that rely at least in part, on Pfizer’s stock price. The decrease in our stock price has posed a challenge to the overall goal of retaining and motivating employees, whom Pfizer and stockholders rely upon to drive Pfizer forward to achieving our Purpose, Breakthroughs that Change Patients Lives.

Management and the Compensation Committee of the Board of Directors (“Compensation Committee”) believe that the current retention value of the 2022 and 2023 5-year TSRUs and PSAs is minimal and as such, these awards are ineffective as incentive and retention tools, which weakens the overall effectiveness of the compensation program.

The Modification Offer is designed with the objective of retaining key talent by reinforcing the retentive and motivational value of the TSRUs and PSAs while balancing the interests of employees and stockholders.

3.How does the Modification Offer work?

The Modification Offer is VOLUNTARY and permits Eligible Participants to choose whether to modify or keep their Eligible TSRUs and/or Eligible PSAs.

During the open election period (August 12, 2024 to September 12, 2024), you will have the opportunity to review the Offer terms and supplemental materials, attend one or more information sessions, and ask questions. After this, if you agree to the terms, you will be able to make an affirmative election to tender one or both Eligible TSRUs and/or one or both Eligible PSAs for modification, and if we accept your tendered Eligible TSRUs and/or Eligible PSAs, then your tendered Eligible TSRUs and/or Eligible PSAs will be modified to Modified TSRUs and/or Modified PSAs, as applicable. However, if you either affirmatively decline the Offer or fail to make an election to accept the Offer on a timely basis, you will retain your Eligible TSRUs and/or Eligible PSAs with the existing grant terms (including the vesting/settlement/performance provisions).

Participating in the Modification Offer will require an Eligible Participant to make a voluntary affirmative election to accept the Offer before 11:59 PM U.S. Eastern Daylight Time on September 12, 2024 (the “Expiration Time”), after which time the Offer will close. Elections may be changed prior to the Expiration Time, after which any elections will be irrevocable (provided, however, that if we have not accepted your tendered Original Awards within forty business days of the commencement of the Modification Offer, you may withdraw your tendered Original Awards, which will retain their exiting terms and conditions).

4.What are the modifications to the Original Awards?

The performance and vesting periods for Modified TSRUs will each be extended by two years. The Modified TSRUs will have a performance period of 7 years and will vest on the 5th anniversary of the original grant date. As such, the 5-year TSRUs granted in 2022 would become payable in 2029 rather than 2027, and the 5-year TSRUs granted in 2023 would become payable in 2030 rather than 2028. In addition, the treatment of these TSRUs upon death will be updated to provide for settlement at the greater of binomial value or intrinsic value, which is consistent with the terms provided under the 2024 TSRU grants. All other terms of the 2022 and 2023 5-year TSRUs will remain unchanged.

The performance periods for Modified PSAs will be extended two years with the following additional modifications:
•The new performance periods will be 2024-2026 for the 2022 PSA grant and 2025-2027 for the 2023 PSA grant;
•The vesting and settlement dates will be the fifth anniversary of the original grant dates (i.e., vesting and settling in 2027 rather than in 2025 for the 2022 PSAs, and in 2028 rather than in 2026 for 2023 PSAs);
•The new payout range will be 0-200% on the operating performance metric;
•The relative total shareholder return modifier will be capped at 25 percentage points (positive or negative), which will be applied after the operating performance metric is calculated; however, the overall cap remains 200% of target;
•Treatment upon death will align with changes made for the 2024 grant with value determined using a combination of actual performance for the completed periods and target for the uncompleted periods; and
•Retiree treatment for the 2022 PSAs has been changed, due to tax law requirements, resulting in potentially less favorable treatment:
•2022 PSAs will be “unvested” for retirement purposes until the 1-year anniversary of the Expiration Time (September 2025).
•No Eligible Participant with a 2022 Modified PSA will achieve retiree treatment with respect to the 2022 Modified PSA until the 1-year anniversary of the Expiration Time (September 2025).
•Additionally, the payment date will be September 2027 instead of the standard February/March of 2027 for all other participants.

5.Will accepting the Modified TSRUs or Modified PSAs change the number of units granted in my Original Awards?

The Modification Offer will have no impact on the number of TSRUs and/or PSAs originally granted. The Modified Awards will be for exactly the same number of units granted as the Original Awards.

6.Will Accepting the Offer change the grant price of the TSRUs?

No. The Modified TSRUs will keep their original grant price of $45.96 for the 2022 award and $42.30 for the 2023 award.

Note, for a variety of reasons, a limited number of individuals received their awards after the regular annual grant date so their grant dates and prices vary, which will also remain unchanged.

7.Who is an Eligible Participant?

You are an “Eligible Participant” if, as of the Modification Offer commencement date (August 12, 2024), you are an active employee with continuous employment since July 24, 2024, holding one or more of the eligible outstanding Original Awards. In addition, colleagues with eligible outstanding Original Awards who are on a short-term leave are also Eligible Participants.

Former employees, including retirees and terminated employees, as well as those colleagues who do not hold eligible outstanding Original Awards, are not eligible to participate in the Modification Offer.

In all cases, management has the discretion to determine who is eligible to participate in the Modification Offer (the criteria for eligibility determinations shall be applied consistently among all employees).

8.Will employees outside the United States be eligible to participate in the Modification Offer?

The Modification Offer will generally be open to all active employees of Pfizer and its wholly owned subsidiaries who hold Original Awards, as applicable, and reside in a country where we have granted TSRUs/PSAs. However, the Company reserves the right to exclude from participation in the Modification Offer any colleague residing, working and/or subject to the laws of any jurisdiction in which participation in the Modification Offer is not permitted or practicable under the laws of such jurisdiction, as determined by the Company it its sole discretion.

9.I am a long-time employee and I retired recently, is it possible to get an exception to allow me to participate in the upcoming Modification Offer?

No. The Compensation Committee approved the Modification Offer solely for the purposes of retaining, motivating, and providing an incentive to active Eligible Participants. Including retirees in the Modification Offer would be inconsistent with the intent of the Modification Offer.

10.I am a recent rehire with outstanding Original Awards, who received retiree/involuntary termination treatment on my equity. Will I be eligible to participate in the Modification Offer?

The Modification Offer will be open to only colleagues active as of August 12, 2024, including rehired colleagues provided they have been continuously employed from July 24, 2024, with an Original Award.

11.Does participation in the Modification Offer create a right to continued employment?

No. Your affirmative election to accept the Offer gives you no legal or other right to continued employment for any period.

12.Do I have to participate in the Modification Offer?

No. Participation in the Modification Offer is completely voluntary. Although the Compensation Committee has approved the Modification Offer, neither Pfizer, the Compensation Committee, nor the Board of Directors is making any recommendation as to your participation in the Modification Offer. The decision to participate is yours. You should consult with your personal financial, legal, investment and/or tax advisors for advice on your participation in the Modification Offer, as well as the tax or other investment-related implications of your participation.

13.Should I participate in the Modification Offer?

The decision on whether to participate in the Modification Offer is solely yours and participation in the Modification Offer is completely voluntary. We suggest that you consult with your personal financial, legal, investment and/or tax advisors before deciding whether or not to participate in the Modification Offer, and we encourage you to carefully read the Offer to Modify Eligible Total Shareholder Return Units and Eligible Performance Share Awards and the related materials once they are made available.

14.If I participate, what will happen to my outstanding Original Awards?

During the election period, your Fidelity account will temporarily show both the Original Awards and the Modified Awards. If you elect to participate in the Modification Offer, the Original Awards for which you have elected to accept modification will be modified and will become Modified Awards and the terms of the Modified Awards will govern and the Original Awards will be removed from your Fidelity account. If you do not elect to accept the modification, the Modified Awards shown at Fidelity will be removed shortly after the Expiration Time.

15.What happens to the Original Awards that I choose not to modify?

Original Awards that you do not elect to modify will remain outstanding and retain their existing terms and conditions of the grant (including the existing vesting/settlement/performance periods). For example, if you have both the 2022 and 2023 Eligible TSRUs grants outstanding, and you elect to modify only the 2022 Eligible TSRU grant and leave the 2023 Eligible TSRU grant in place, then the 2023 Eligible TSRU grant will retain its existing terms. However, the election to modify the 2022 Eligible TSRU grant will impact 100% of that year’s grant. There are no partial grant modification elections; the choice is to modify 100% of that specific grant or keep 100% of the Original Award. The same is true for the 2022 and 2023 Eligible PSAs.

16.Will my participation in the Modification Offer have any impact on my eligibility to receive future grants?

Participation or non-participation in the Modification Offer will have no effect on your consideration for future grants. Your eligibility for future grants is determined under the terms and conditions of 2019 Stock Plan (and successor plans) and the Compensation Committee.

ADMINISTRATION AND TIMING OF THE MODIFICATION OFFER

17.How do I participate in the upcoming Modification Offer?

To elect to participate in the Modification Offer, you will use the Fidelity annual long-term incentive (LTI) online grant acceptance (OGA) process starting on August 12th and ending at the Expiration Time. You will need to make your election on Fidelity NetBenefits separately for each grant you are eligible to modify. Once you have accessed the site, you can review your Original Awards eligible for the Offer.

NOTE: During the election period, when you review your Fidelity account, you will continue to see your Original Awards and you will see Modified Awards with an “M” added to the grant name & date. For example, your Original Awards’ names and dates would be TSRU22 & 2/24/2022 and/or TSRU23 & 2/23/2023, and the Modified Awards’ names and dates would be TSRU22M & 2/24/2022 and/or TSRU23M & 2/23/2023. For PSAs, your Original Awards’ names and dates would be PSA22 & 2/24/2022 and/or PSA23 & 2/23/2023, and the Modified Awards’ names and dates would be PSA22M & 2/24/2022 and/or PSA23M & 2/23/2023. The actual grant names will be similar to these examples, but with some variations, and in all cases the Modified Awards will have “M” for Modified Awards.

•Once made available, carefully read the Offer to Modify Eligible Total Shareholder Return Units and Eligible Performance Share Awards and the related materials before deciding whether to participate in the Modification Offer.

•If you elect to participate in the Modification Offer, take action via Fidelity NetBenefits to “accept” the modification(s). If you wish to decline participation, you may “decline” the Offer or take no action which has the same effect as declining the Offer.

•After submitting your elections, you will receive a confirmation by e-mail for each grant for which you have taken action. If you do not receive an email confirmation within one day of making your election(s), please contact Fidelity.

•Elections may be changed prior to the Expiration Time, after which any elections will be irrevocable (provided, however, that if we have not accepted your tendered Original Awards within forty business days of the commencement of the Modification Offer, you may withdraw your tendered Original Awards, which will retain their existing terms and conditions).

If you have any questions about Fidelity NetBenefits, please call Fidelity:
•In the US and Puerto Rico, please call 1-866-476-8723.
•For all other locations, please visit here for dialing instructions. You will need your Fidelity Participant 9-digit identification number and PIN or password when you make the call.

Once the election period has closed:
•If you accept the Offer, we expect to accept your tendered Eligible TSRUs and/or Eligible PSAs, in which case your tendered Eligible TSRUs and/or Eligible PSAs will be modified to Modified TSRUs and/or Modified PSAs, as applicable.
•If you decline the Offer or do not make an election, you will retain your Original Awards under their existing terms and conditions.

Pfizer reserves the right to reject or cancel any election that it determines is unlawful to accept or inconsistent with the Offer terms.

18.What is the deadline to elect to modify my Eligible TSRUs and/or Eligible PSAs?

The deadline to participate in the Modification Offer is 11:59 PM U.S. Eastern Daylight Time on September 12, 2024. Your completed election(s) must be properly submitted before that time.

19.What will happen if I do not submit my election as required by the deadline?

If you do not properly submit an election prior to the Expiration Time, then you will not have participated in the Modification Offer and you will retain your Original Awards under their existing terms and conditions.

20.Can I withdraw or change my election?

Yes. You can withdraw or change your previously submitted election at any time during the open window period but no later than 11:59 PM U.S. Eastern Daylight Time on September 12, 2024 (provided, however, that if we have not accepted your tendered Original Awards within forty business days of the commencement of the Modification Offer, you may withdraw your tendered Original Awards, which will retain their existing terms and conditions).

To change or withdraw your previously submitted election, you must send a completed Election Change Form via email to LTImodification@Pfizer.com. This Election Change Form must be received before the Expiration Time. It is your responsibility to confirm that we have received your correct election before the Expiration Time.

21.Can I modify a portion of the grant?

No. If you choose to modify your Eligible TSRUs and/or Eligible PSAs (as applicable), you must elect the entire grant (2022 and/or 2023). There is no partial modification of a single grant, although you may elect to modify one of your grants but not the other. For example, the election to modify the 2022 Eligible TSRU grant will impact 100% of that year’s grant but you can elect to take no action or decline the 2023 Eligible TSRU grant and by doing so the award(s) will continue under the existing terms and conditions.
22.If I am retirement eligible, may I exercise the Modified TSRUs and convert them to Profit Units (PTUs)?

Provided that you are retirement eligible at the time of your election, generally at least age 55 with 10 years of continuous service or at least age 62 with 5 years of continuous service from your most recent hire date, after the Modified TSRUs have vested (on the 5th anniversary of the original grant date), you may elect to exercise the Modified TSRUs and convert them to PTUs, subject to any applicable terms of the Eligible TSRUs.

23.I have 2022 PSAs and am retirement eligible or will become retirement eligible before the new modified vesting date and I understand that there are some special rules that apply to this grant. What are the rules and impacts to me?

Due to applicable tax rules, for retirement eligible participants (or Eligible Participants who would become retirement eligible before the one-year anniversary of the Expiration Time) with 2022 Eligible PSAs who wish to accept the Modification Offer and convert to 2022 Modified PSAs:
•2022 PSAs will be “unvested” for retirement purposes until the 1-year anniversary of the Expiration Time (September 2025).
•No Eligible Participant with a 2022 Modified PSA will achieve retiree treatment with respect to the 2022 Modified PSA until the 1-year anniversary of the Expiration Time (September 2025).
•Additionally, the payment date will be September 2027 instead of the standard February/March of 2027 for all other participants.

This will impact the number of shares you would receive in the event you are involuntarily terminated prior to the first anniversary of the Expiration Time under the pro-ration calculation. It would also mean the Modified Award would be forfeited if you were to leave voluntarily during this time.

24.With the modified vesting schedule, can I still attain retirement treatment?

“Retirement eligible” is generally defined as at least age 55 with 10 years of continuous service or at least age 62 with 5 years of continuous service from your most recent hire date. If you elect to modify your Eligible TSRUs or Eligible PSAs, into Modified TSRUs or Modified PSAs, with the two additional years added to the vesting schedule, you will have a longer opportunity to grow into retirement eligibility with respect to the Modified Awards, but with certain exceptions for the 2022 Modified PSAs as described in Question 23 above.

25.What happens if I die after the Offer has been accepted and I have received Modified Awards?

In the event of your death, while holding outstanding Modified TSRUs, these Modified TSRUs will be settled using the greater of: a) the value of these TSRUs using the binomial valuation model used when granting the awards at the end of the quarter prior to or coincident with the death; or b) the intrinsic (change in stock price using the provisions of the award plus accumulated dividends) value at time of death.

In the event of your death while holding outstanding Modified PSAs, the Modified PSAs will be settled using a combination of actual performance for completed years and target performance for uncompleted years. For participants who die in the fourth quarter of any year, the determination of performance for that year will be delayed until the quarter has ended and the actual performance for that year will be used. Target performance will be used for any future years.

26.What happens if my employment is involuntarily terminated after the Modification Offer has been accepted and I have received Modified Awards?

Generally, the Modified TSRUs and Modified PSAs will have the same termination provisions as the corresponding Original Awards if your employment is involuntarily terminated with Pfizer or any of its subsidiaries. In general, unvested awards held by colleagues involuntarily terminated without cause will have the awards prorated where the numerator is the number of days from the original grant date until the termination date and the denominator is the number of days from the original grant date until the vesting date. As such, the extension of the vesting date for Modified TSRUs and Modified PSAs could have an impact on the number of prorated shares you could receive in the event of your involuntary termination.

Retirement eligible colleagues, as defined, will continue to vest in their awards. However, the 2022 Modified PSAs will be treated as “unvested” for retirement eligibility purposes and not entitled to retirement treatment from the Expiration Time until the one-year anniversary of the Expiration Time and will instead be treated in the same manner as a non-retirement eligible involuntary termination. See Question 23 for additional details.
27.What happens if I have elected to accept the Modified TSRUs but at the original settlement date the value is positive; may I cancel my election and “cash out” my Modified TSRUs?

No. The election to modify your Eligible TSRUs is irrevocable once the Modification Offer expires and you have received the Modified TSRUs (provided, however, that if we have not accepted your tendered Eligible TSRUs within forty business days of the commencement of the Modification Offer, you may withdraw your tendered Eligible TSRUs, which will retain their exiting terms and conditions).

28.What happens if at the extended settlement date, my Modified Awards provide no value (stock price change plus accumulated dividends are zero or negative)?

The Modification Offer will be a one-time offer that we do not expect to offer again in the future. We can provide no assurance that the Modified Awards will provide any value upon the new settlement dates, as we cannot predict the price of our common stock at any time in the future.

OTHER IMPORTANT QUESTIONS

29.Are there any U.S. federal income tax consequences to my participation in this program?

If you accept the Offer and you are a tax resident of the United States, under current U.S. law, you should not recognize income for U.S. federal income tax purposes either when you elect to modify the outstanding Eligible TSRUs and/or Eligible PSAs, or when the Modified Awards become effective. Tax consequences may vary depending on each individual employee’s circumstances/country.

The comments set forth above are only a summary of certain of the United States federal income tax consequences relating to Eligible Participants that are U.S. residents. No consideration has been given to the effects of foreign, state, local and other laws (tax or other) on the Offer or Eligible Participants, which laws will vary depending upon the particular jurisdiction or jurisdictions involved. In particular, Eligible Participants who are stationed outside the United States may be subject to foreign taxes as a result of the Offer. BECAUSE OF THE COMPLEXITIES INVOLVED IN THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS TO SPECIFIC CIRCUMSTANCES, AND THE UNCERTAINTIES AS TO POSSIBLE FUTURE CHANGES IN THE TAX LAWS, IT IS STRONGLY URGED THAT EACH ELIGIBLE PARTICIPANT CONSULT A TAX ADVISOR WITH RESPECT TO THE PARTICIPANT’S OWN SITUATION.

Important Legal Information
This communication is for informational purposes only and is not an offer nor a solicitation of an offer to exchange any of Pfizer’s securities. The Modification Offer has not yet commenced. The offer to modify will be made only pursuant to the Modification Offer and other related materials, which are expected to be made available to all eligible holders of the 2022 and 2023 5-year TSRUs and/or 2022 and 2023 PSAs shortly after commencement of the Modification Offer, at no expense to such holders. You should read those materials and the documents referenced therein carefully when they become available because they will contain important information, including the various terms and conditions of the Modification Offer. Pfizer will file a Tender Offer Statement on Schedule TO (Tender Offer Statement) with the U.S. Securities and Exchange Commission (SEC). The Tender Offer Statement, including the Modification Offer and other related materials, will be available, at no charge, via the Fidelity NetBenefits online portal, at our website https://pfizer.com/financial-information/sec-filings, and on the SEC’s website at www.sec.gov. Pfizer urges you to read those materials carefully prior to making any decisions with respect to the Modification Offer and recommends that you consult your tax and financial advisors to address questions regarding your decision.